DarioHealth Corp.

9 Halamish Street

Caesarea Industrial Park

3088900, Israel

July 20, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	DarioHealth Corp. (CIK: 0001533998)
Post-Effective Amendment No. 1 to Registration Statement No. 333-209002 on Form S-1 (the “Registration Statement”)

Ladies and Gentlemen:

DarioHealth Corp. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on July 21, 2017 at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant understands that the Securities and Exchange Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

DARIOHEALTH CORP.

By:	/s/ Zvi Ben David
Zvi Ben David, Chief Financial Officer